D.A. DAVIDSON & CO.

Statements of Financial Condition
As of September 30, 2017 and 2016

Assets		2017		2016
Cash and cash equivalents	$	93,345,433	$	52,578,730
Cash segregated under federal regulations		4,995,898		4,995,898
Securities purchased under agreements to resell		25,590,782		30,751,599
Receivables:				
Customers, net		119,684,808		132,357,740
Brokers, dealers and clearing organizations		43,394,196		21,185,028
Related parties		629,937		710,309
Other		15,318,525		14,960,894
Securities owned		78,317,888		101,211,677
Equipment and leasehold improvements, net		16,882,649		14,841,265
Notes receivable, net		15,426,258		17,581,142
Goodwill and intangible assets, net		9,311,768		9,578,396
Deferred tax asset, net		18,252,640		15,232,970
Income taxes receivable		—		744,123
Other assets		18,693,540		18,373,161
Total assets	$	459,844,322	$	435,102,932

Liabilities and Shareholder's Equity

		2017		2016
Liabilities:				
Checks in advance of deposits	$	18,031,229	$	16,621,502
Payables:				
Customers		88,711,914		87,987,296
Brokers, dealers and clearing organizations		6,000,921		2,541,999
Related parties		3,949,818		5,512,079
Securities sold, not yet purchased		26,686,759		31,577,576
Accrued employee compensation		57,235,498		56,018,818
Income taxes payable		1,647,925		—
Other payables and accrued liabilities		25,775,390		21,349,233
Total liabilities		228,039,454		221,608,503
Commitments and contingencies		—		—
Shareholder's equity:				
Common stock ($0.10 par value. Authorized 3,000,000 shares; 1,000 shares issued and outstanding)		100		100
Additional paid-in capital		114,613,892		101,510,500
Retained earnings		117,190,876		111,983,829
Total shareholder's equity		231,804,868		213,494,429
Total liabilities and shareholder's equity	$	459,844,322	$	435,102,932

See accompanying notes to the statements of financial condition.